UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

Santiago, Chile, August 17, 2023 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss the second quarter 2023 results. The following items were discussed by executive management as part of the conference call:

Yesterday, we published our second-quarter 2023 earnings report and on this call, we would like to highlight the positive impact of significantly high sales volumes in lithium business and continued strong performance in iodine business seen during the quarter.

In lithium business, we reported record-high quarterly sales volumes, which surpassed 43,000 metric ton, driven by strong customer demand recovery after a weak start of the year and positive market outlook. We expect to deliver higher sales volumes in the second half of this year compared to the sales volumes reported for the first half of the year.

Since the majority of our sales contracts are based on price indices which follow market price trends, our realized sales prices move with the market with some lag, depending on the terms of the contracts. This commercial strategy allowed us to capture the price premium seen in the market last year. However, the weaker demand during the first quarter this year had a negative impact on lithium prices. We have seen some price recovery during the second quarter and expect our realized prices to follow the market for the reminder of the year with relatively stable average prices in the third quarter 2023 when compared to the average prices reported for the second quarter 2023.

We continue to see strong fundamentals behind lithium demand growth with the global EV sales showing another strong performance during the second quarter, increasing 50% year over year. We believe that the total EV sales growth could be close to 30% this year, when compared to 2022, and the global lithium demand could increase at least 20% this year compared to the previous year.

Signing the long-term agreements with Ford Motor Company and LG Energy Solution was another important milestone of the quarter. The trust our customers put in SQM’s ability to successfully increase production in a sustainable way and deliver high-quality battery material makes us very proud and encourages to continue with our growth plans in Chile and globally. We expect to produce approximately 180,000-190,000 metric tons of lithium this year from our operations in Chile and China. Our expansions in Chile are progressing on schedule and we expect to ramp-up our lithium carbonate capacity to 210,000 metric tons by the end of next year. The commissioning of our lithium hydroxide refinery in China has been delayed by few months and we expect to see the first production volumes coming to the market in the coming months. We expect to produce approximately 25,000 metric tons in China in 2024. Simultaneously, our attention is directed towards our exploration initiatives in Australia. Guided by SQM´s team of highly experienced geologists and in collaboration with local partners, we are advancing on securing potential new lithium supply sources.

In iodine business, we have seen both a strong market performance as well as successful delivery of new capacity from our caliche operations. Iodine market continues with record high prices driven by the growing demand in the X-ray contract media segment. While annual global iodine market demand is expected to be flat, we believe we could deliver higher sales volumes during this year when compared to last year. Despite the record high prices seen in this market in the past quarters, SQM has been the only producer to increase materially its production volumes. We remain on track to increase our production of iodine by approximately 800 tons this year to support the future growth of iodine market.

We are also very proud of our contribution to the Chilean treasury during the first six months of this year of approximately US$1.7 billion mainly due to the public-private alliance we have with Corfo over the Salar de Atacama operations.

And finally, in this quarter, we released our latest Sustainability report, outlining the progress we have accomplished on our sustainability journey in the past year, the advances we achieved in pursuing our goals and the upcoming challenges we have set for ourselves.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: August 17, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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